Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Six Months Ended June 30, 2008
Earnings:
Income from continuing operations before income tax expense(1)(2)	$1,106
Adjustments:
Fixed charges added to earnings	51
Dividends from equity affiliates	—
Amortization of capitalized interest	9

$1,166

Fixed Charges:
Net interest expense(3)	47
Portion of rental expense representative of interest	4

Fixed charges added to earnings	51
Capitalized interest	27

$78

Ratio of earnings to fixed charges	14.9

(1)	Income from continuing operations before income tax expense, minority interest and equity loss of affiliates.
(2)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.
(3)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.